Exhibit 99.1

NQ Mobile Inc. welcomes Atlantis Investment Management Ltd, through certain of its managed funds, as an important new shareholder

Certain funds managed by Atlantis Investment Management Ltd (“Atlantis”) have, in aggregate, become new anchor shareholders of the Company through direct and open market purchases made through June 30, 2013. The Company also expands its Share Repurchase Plan from US$20 million to US$35 million.

BEIJING and DALLAS – July 2, 2013 – NQ Mobile Inc. (NYSE: NQ) (“NQ Mobile” or the “Company”), a leading global provider of mobile Internet services, today announced additional important steps as part of a continued focus to better align the capital markets with the Company’s fast-growing fundamentals.

“As a company, we have been working tirelessly and continue to take the necessary steps to carry out our focus of generating shareholder returns,” said Co-Chief Executive Officer and Founder Dr. Henry Lin. “Securing a large institutional shareholder based in Hong Kong is just one of the necessary steps and we are excited to announce and welcome funds managed by Atlantis, as new anchor shareholders.”

Founded in 1994, Atlantis is a Hong Kong-based independent asset management firm focused on Asian equities with about US$3.2 billion assets under management. Certain funds managed by Atlantis have, in aggregate, purchased both directly from the Company and in the open market the equivalent of approximately 2,500,000 American Depository Shares (ADSs).

“After extensive due diligence on the industry, the Company and the management team, we believe NQ Mobile represents an attractive investment opportunity for our investors to enjoy the value created by the fast-growing mobile Internet industry in Asia and globally.” said Yang Liu, Chairman and Chief Investment Officer of Atlantis. “We look forward to continued strong execution by the NQ Mobile management team and their delivery of great results for the Company’s shareholders.”

Certain funds managed by Atlantis have agreed to purchase directly from the Company the equivalent of 1,500,000 ADSs (or 7,500,000 Class A common shares) for a total cash consideration of US $12 million. The shares to be issued in the private placement have not been registered under the Securities Act of 1933, as amended, and may not be sold by the funds managed by Atlantis in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements.

NQ Mobile Inc. increases its previously announced share repurchase plan

NQ Mobile’s Board of Directors has authorized expanding the current share repurchase plan from US$20 million to US$35 million. Under the share repurchase plan authorized by its Board of Directors, NQ Mobile may repurchase up to US$35 million worth of its outstanding ADSs over the period from November 26, 2012 through May 26, 2014. The repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. NQ Mobile’s Board of Directors will review the share repurchase plan periodically, and may authorize adjustment of its terms and size. NQ Mobile plans to fund repurchases made under this plan from its existing cash balance and future cash flows.

“Atlantis is well respected and has a great track record of investing in successful Internet and technology businesses in Asia,” commented Co-Chief Executive Officer Omar Khan. “The investment is a testament to our business model and outlook as a leading global mobile Internet platform company. Furthermore, increasing our share repurchase authorization is a highly accretive way of using our strong balance sheet and cash resource. Along with the appointment of Matt Mathison as Vice President, Capital Markets, today’s announcement embodies two additional and important components of successfully achieving our continued commitment to increase shareholder value.”

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of March 31, 2013, NQ Mobile maintains a large, global user base of 327 million registered user accounts and 111 million monthly active user accounts through its consumer mobile security business, 77 million registered user accounts and 14 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

About Atlantis Investment Management, Ltd

Atlantis is an independent asset management boutique; 100% owner-managed since it was founded in 1994 by two ex-Schroder managers. Since its inception, Atlantis has been dedicated exclusively to the strategy of managing Asian equity investments for its investors. Today, Yang Liu, Chinese equities manager, owns the company. Atlantis currently manages US$3.2 billion worth of assets for global institutional clients; through the Atlantis fund range with segregated mandates. For more information on Atlantis, please visit http://www.atlantis-investment.com.

Forward Looking Statements

This news release contains “forward-looking statements” as defined under applicable U.S. securities regulations. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853